Exhibit 99.19

PROXY

This form of proxy is solicited by the management of Crescent Point Energy Corp. (the "Corporation"), and will be used at the Annual and Special Meeting of the holders ("Shareholders") of common shares ("Common Shares") of the Corporation to be held on May 30, 2013 at 10:00 a.m. (Calgary time).  The undersigned holder of Common Shares in the capital of the Corporation hereby appoints Scott Saxberg, President and Chief Executive Officer of the Corporation of Calgary, Alberta, or failing him, Greg Tisdale, Chief Financial Officer of the Corporation of Calgary, Alberta, or instead of either of them, __________________________ of __________________________ as proxyholder, with full power of substitution, to attend and vote for and act on behalf of the undersigned at the Annual and Special Meeting of the Corporation to be held on Thursday, May 30, 2013 at 10:00 a.m. (Calgary time) at The Ballroom at The Metropolitan Conference Centre, 334 - 4 Avenue S.W., Calgary, Alberta, Т2Р 0Н9 and at any adjournments thereof (the "Meeting"), and at any poll(s) which may take place in consequence thereof, with the same powers that the undersigned would have if the undersigned were present at the Meeting and without limiting the foregoing, the said proxy is hereby instructed to vote the Common Shares at the Meeting as follows:

1	To fix the number of directors of the Corporation for the ensuing year at seven (7).

VOTE FOR  ________________ or VOTE AGAINST FOR  ________________(and, if no specification is made, to vote FOR)

2	On the election of directors, for the nominees set forth in the accompanying Information Circular and proxy statement of the Corporation dated April 25, 2013 (the "Information Circular").

Peter Bannister	VOTE FOR ___________ or WITHHOLD VOTE _______________

Paul Colborne	VOTE FOR ___________ or WITHHOLD VOTE _______________

Kenney F. Cugnet	VOTE FOR ___________ or WITHHOLD VOTE _______________

D. Hugh Gillard	VOTE FOR ___________ or WITHHOLD VOTE _______________

Gerald А. Romanzin	VOTE FOR ___________ or WITHHOLD VOTE _______________

Scott Saxberg	VOTE FOR ___________ or WITHHOLD VOTE _______________

Gregory G. Turnbull	VOTE FOR ___________ or WITHHOLD VOTE _______________

(and, if no specification is made, to vote FOR)

3
To consider, and if thought advisable, to pass, with or without variation, a resolution to approve amendments  to the Corporation's articles of incorporation (the "Articles") to increase the maximum number of directors the Corporation may have from seven (7) to eleven (11) directors, the full text of which is set forth in the Information Circular.

VOTE FOR   ________________ or VOTE AGAINST ___________________ (and, if no specification is made, to vote FOR)

4
To consider, and if thought advisable, to pass, with or without variation, a resolution to adopt a by-law providing advance notice requirements for the nomination of directors, the full text of which is set forth in the Information Circular.

VOTE FOR   ________________ or VOTE AGAINST ___________________ (and, if no specification is made, to vote FOR)

5	On the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation and authorize the board of directors of the Corporation to fix their remuneration as such.

VOTE FOR   ________________ or VOTE AGAINST ___________________ (and, if no specification is made, to vote FOR)

6
To consider, and if thought advisable, to pass, with or without variation, an advisory resolution to accept the Corporation’s approach to executive compensation, the full text of which is set forth in the Information Circular.

VOTE FOR   ________________ or VOTE AGAINST ___________________ (and, if no specification is made, to vote FOR)

7	At the discretion of the said Proxy, to vote upon any amendment or variation of the above matters or any other matter which may properly come before the Meeting.

The undersigned hereby revokes any proxies previously given for the Meeting referred to herein.  Please see the notes on the reverse side of this Proxy.

Dated this _____ dау of _______________, 2013.

________________________________________________
Name of Shareholder (Please Print)
________________________________________________
Signature of Shareholder
________________________________________________
Number of Common Shares being voted

NOTES:

1
Unless otherwise indicated, the persons named above, if appointed as proxyholder, will vote 'FOR' each of the above matters.  If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting, or if any other business properly comes before the Meeting, discretionary authority is hereby conferred with respect thereto.

2
Each registered Shareholder or an intermediary holding Common Shares on behalf of a registered Shareholder has the right to appoint a person, who need not be a Shareholder of the Corporation, to attend and to act for him and on his behalf at the Meeting, other than the persons designated above. To exercise such rights, the names of the persons designated by the management to act should be crossed out and the name of the Shareholder's or intermediary's nominee should be legibly printed in the blank space provided.

3
This Proxy must be dated and must be executed by the Shareholder or his attorney authorized in writing or, if the Shareholder is a body corporate, under its corporate seal or by an officer or attorney thereof duly authorized. A notarized copy of such authorization should accompany this Proxy. Persons signing as executors, administrators, trustees, etc. should so indicate. If the Proxy is not dated, it shall be deemed to bear the date on which it was mailed to the Shareholder by the Corporation.

4
To be effective, this Proxy must be deposited at the office of the Corporation's agent, Olympia Trust Company, Suite 2300, 125 — 9th Avenue S.E., Calgary, Alberta, T2G 0Р6, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting or any adjournment(s) thereof or otherwise deposited with the Chairman of the Meeting on the day of the Meeting prior to the commencement of the Meeting.